Exhibit 99.1

Navigator Holdings Ltd. Announces Results of 2021 Annual General Meeting of Shareholders

December 14, 2021 – Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, advises that its 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on December 14, 2021 at 9 a.m. local time, at the office of Watson, Farley & Williams L.L.P., 28 Avenue Victor Hugo, 75116, Paris, France.

The following proposal was approved:

1.

To elect Dag von Appen, Andreas Beroutsos, Dr. Heiko Fischer, David Kenwright, Alexander Oetker, Andreas Sohmen-Pao, Peter Stokes and Florian Weidinger to serve as members of the Board of Directors of the Company until the 2022 Annual General Meeting of Shareholders.

No other proposals were voted on at the Annual Meeting.

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. On August 4, 2021, Navigator announced that it merged the fleet and business activities of Ultragas ApS with its own, adding an additional 18 vessels to the fleet. The transaction unites two leading gas shipping companies. Navigator’s combined fleet now consists of 55 semi- or fully-refrigerated liquefied gas carriers, 22 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Our latest CSR Report can be found in Annual Reports under the Company website at www. navigatorgas.com.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com
London:	10 Bressenden Place, London, SW1E 5DH.
Tel:	+44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link - New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com